Exhibit 7.1

Statement regarding ratio of earnings to fixed charges

Years ended December 31,		2006	2005	2004	2003	2002
		€ mn	€ mn	€ mn	€ mn	€ mn
For the Allianz Group (IFRS)	Income before income taxes and minority interests in earnings	10,323	7,829	5,044	3,812	(4,044)
	Add: Fixed charges	6,639	7,165	6,448	7,600	11,598

	Income before income taxes and minority interests in earnings before fixed charges	16,962	14,994	11,492	11,412	7,554
	Fixed charges:
	Interest expense(1)	5,759	6,377	5,688	6,871	10,951
	Interest component of net periodic benefit cost	725	693	676	640	591
	Interest component of rental expenses	155	95	84	89	56

	Total fixed charges	6,639	7,165	6,448	7,600	11,598
	Ratio of earnings to fixed charges	2.6	2.1	1.8	1.5	0.7

Years ended December 31,		2006	2005	2004	2003	2002
		€ mn	€ mn	€ mn	€ mn	€ mn
For the Allianz Group adjusted to accord with U.S. GAAP	Income before income taxes and minority interests in earnings	9,457	6,556	5,581	2,840	(1,746)
	Add: Fixed charges	6,674	7,087	6,468	7,600	11,598

	Earnings from ordinary activities before fixed charges	16,131	13,643	12,049	10,440	9,852
	Fixed charges:
	Interest expense(1)	5,794	6,299	5,708	6,871	10,951
	Interest component of net periodic benefit cost	725	693	676	640	591
	Interest component of rental expenses	155	95	84	89	56

	Total fixed charges	6,674	7,087	6,468	7,600	11,598
	Ratio of earnings to fixed charges	2.4	1.9	1.9	1.4	0.8

(1)	The decrease of interest expenses in 2003 from 2002 resulted to a large extent from the deconsolidation of Deutsche Hyp in August 2002 and a general decline in interest rates and loan volumes.